UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Press release issued by ABB Ltd dated March 30, 2020, titled “COVID-19 update”.

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ZURICH, SWITZERLAND, MARCH 30, 2020

COVID-19 update

ABB is constantly monitoring the pandemic situation around COVID-19 (novel coronavirus). The health and safety of its employees, customers and partners remains the company’s number one priority and we are working hard to assess and mitigate any risks.

Guidance issued on February 5, 2020, did not include impacts due to the coronavirus, the effects of which were mainly limited to China at that time. We have subsequently experienced a decline in trading conditions due to the outbreak, further impacted by a weakening oil price.

The situation in China has stabilized following extensive government-led efforts in February and operations at ABB’s three main production hubs of Shanghai, Beijing and Xiamen have largely returned to normal. While weakened customer demand in China, our second largest market, will also impact the first quarter results, our China business has been improving recently. At the same time, COVID-19 has spread rapidly to the western hemisphere in March, resulting in governments and customers adopting containment measures that have material economic consequences across the globe.

Q1 2020 impact

Although it is not yet possible to determine the exact impact of COVID-19 on ABB’s first quarter results, ABB expects revenues to decline in all its businesses relative to a year ago, while orders are somewhat less impacted. The Robotics & Discrete Automation business, which was already facing significant end‑market headwinds from the automotive sector, remains challenged, with first quarter orders and revenues both expected to decline by more than 20 percent year-on-year.

Operational EBITA margins are also expected to decline in all ABB’s businesses, burdened by lower volumes, partly offset by self-help efforts. Self-help initiatives are aided by the framework ABB already has in place to implement ABB’s Operating System (ABB-OS). At the same time, the company is significantly intensifying mitigation measures and actively reducing all non-essential costs, and all of ABB’s businesses are rigorously focused on serving their customers while sustaining cash flow.

2020 outlook

Each of our businesses are closely monitoring current and potential effects of the outbreak. Currently, the majority of ABB’s production facilities remain fully or partly operational and supply chain impacts have been minimal. However, the outbreak is expected to continue to have an impact globally, potentially creating disruption across production sites and further curtailing product demand, project and service activity.

In addition to short-cycle headwinds impacting all our businesses, we expect project business to be dampened by the weaker outlook for oil and gas capital expenditures and a fall-off in cruise ship activity. By contrast, transport projects look more resilient and the outlook for select high growth areas, such as data centers, remains robust. Systems and service activity is curtailed by restrictions to cross-border travel for specialized sales and service engineers.

ABB is accelerating and extending its mitigation measures ahead of what looks set to be a difficult second quarter, with a focus on adjusting capacity to meet reduced demand.

Given continued uncertainty, including the recent oil price decline, ABB is no longer providing financial guidance for full year 2020.

1/3

ABB continues to work toward the delivery of transformation milestones, including the divestment of Power Grids which is targeted for completion at the end of the second quarter.

Despite short-term disruptions, ABB is confident in the underlying resilience of its businesses and operating model, and that its short-term liquidity needs are well covered by the financial framework it has in place.

“I would like to take this opportunity during these extraordinary times to thank the whole ABB team for sticking together and handling this global pandemic with the highest level of professionalism,” said ABB CEO Björn Rosengren. “The health and safety of all stakeholders, above all our employees, remains our number one priority at this moment in time, while we also try our utmost to secure business continuity. We remain prepared for any scenario and will take strong action to mitigate the impact for our customers, shareholders and employees.”

“Furthermore, the Board of Directors and the Executive Committee of ABB have decided to voluntarily take an immediate 10 percent reduction in board compensation and salary for the duration of the crisis, with the view to extend this strong sign of solidarity to other senior management levels within the company. We must stay strong together for the whole of ABB and for our society. The money saved through the compensation and salary reductions will be donated by ABB towards efforts aimed at fighting the impacts of the Coronavirus crisis” said the CEO.

“After many of my first meetings since joining ABB earlier this year, my impressions of the company and its people are very positive. ABB is a strong company, with a tremendous spirit and the right products and technology to drive the positive and sustainable development of the world in the future,” Rosengren added.

ABB plans for virtual communication

In light of the current situation around COVID-19, ABB plans to make more use of virtual media to facilitate continued communication with the financial community.  The following webcasts are currently scheduled:

Date	Topic	Host
April 28, 2020	Q1 Results: webcast	CEO, CFO
June 10, 2020	CEO first perspectives: webcast	CEO, CFO

Full details and additional events will be updated on www.abb.com/investorrelations when available.

ABB (ABBN: SIX Swiss Ex) is a technology leader that is driving the digital transformation of industries. With a history of innovation spanning more than 130 years, ABB has four, customer-focused, globally leading businesses: Electrification, Industrial Automation, Motion, and Robotics & Discrete Automation, supported by the ABB Ability™ digital platform. ABB’s Power Grids business will be divested to Hitachi in 2020. ABB operates in more than 100 countries with about 144,000 employees.

This information is information that ABB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out below, at 6.45 a.m. CEST on March 30, 2020.

COVID-19 UPDATE	2/3

Important notice about forward-looking information

This press release includes forward-looking information and statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including the future impact of the coronavirus, global economic conditions, and the economic conditions of the regions and industries that are major markets for ABB. These expectations, estimates and projections are generally identifiable by statements containing words such as “anticipates”, “expects,” “believes,” “estimates,” “plans”, “targets” or similar expressions. However, there are numerous risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. Many of the factors that could cause such differences are identified and discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward‑looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

COVID-19 UPDATE	3/3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: March 30, 2020.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: March 30, 2020.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance